Exhibit 99.6

Announcement

CABLE & WIRELESS TO SUPPORT
CENTRICA TELECOMMUNICATIONS’ NETWORK

Cable & Wireless, the global telecommunications group, today (24 July 2003) announced a new deal with Centrica Telecommunications, the UK’s largest supplier of indirect telecoms services, to carry call traffic generated by its One.Tel and British Gas Communications customers. This new agreement builds on an existing relationship between Centrica and Cable & Wireless.

The service contract is worth a minimum of £15 million to Cable & Wireless over 3 years and will establish a robust network platform and cost effective solution for the future expansion of Centrica’s telecoms services for residential and small business customers.

Using an innovative solution – Cable & Wireless Indirect Access Transit – Centrica traffic will be routed away from the local loop on to Cable & Wireless’ network at the earliest interconnect point.

The Cable & Wireless solution will also establish a future-proofed platform for Centrica services with full disaster recovery capabilities. Cable & Wireless’ network offers extensive dedicated capacity for carrying indirect voice traffic, allowing Centrica to maintain the reliability and quality of its phone services as customer numbers grow.

“This agreement with Cable & Wireless strengthens our competitive position in the UK residential market,” said Ian El-Mokadem, managing director, Centrica Telecommunications. “In an environment where all telecoms companies are facing an uneven playing-field due to BT’s position in the market, we will do all we can to keep our operating costs down and continue to provide high quality, great value products and services to our customers.”

“Cable & Wireless is delighted to working with Centrica Telecoms,” said Royston Hoggarth, CEO UK, Cable & Wireless. “That Centrica Telecoms has put Cable & Wireless at the heart of its service to its customers demonstrates the confidence they have in our technology and reconfirms our position as the logical, robust alternative supplier of telecommunications services in the UK”.

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Cable & Wireless plc Group Investor Relations 124 Theobalds Road London WC1X 8RX
Telephone +44 (0)20 7315 4460 / 6225 / 4379 vvww.cw.com

Note to Editors

Cable & Wireless Indirect Access Transit

Cable & Wireless Indirect Access Transit is an innovative solution designed for Centrica, which will ensure traffic is routed away from the local loop on to Cable & Wireless’ network at the earliest interconnect point. The low costs and reliability of the Cable & Wireless network will complement Centrica’s own network.

About Cable & Wireless

Cable & Wireless is one of the world’s leading international communications companies. It provides voice, data and IP (Internet Protocol) services to business and residential customers, as well as services to other telecoms carriers, mobile operators and providers of content, applications and internet services.

Cable & Wireless’ principal operations are in the United Kingdom, continental Europe, the United States, Japan, the Caribbean, Panama, the Middle East and Macau.

For more information about Cable & Wireless, go to www.cw.com.

About Centrica Telecommunications

Centrica Telecommunications is the leading alternative communications supplier in the UK with over 1.4 million fixed line, mobile and Internet accounts across its two brands – One.Tel and British Gas Communications.

Centrica Telecommunications is a division of Centrica. Centrica also operates under the British Gas, Scottish Gas, the AA and Goldfish brands.

For more information, please contact:

Tara Salgado	Henny Valder / Jennifer Goulding
Cable & Wireless	Brodeur Worldwide (for Cable & Wireless)
Tel: +44 (0)20 7315 4184	Tel: +44 (0)20 7298 7075 / 7089
Email: tara.salgado@cw.com	Email: hvalder@uk.brodeur.com /
jgoulding@uk.brodeur.com